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Exhibit 12.1

Fluor Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Full Year 2010	Full Year 2011	Full Year 2012	Full Year 2013	Full Year 2014	Six Months Ended June 30, 2015
Earnings from continuing operations before income taxes	$559,596	$1,001,816	$733,505	$1,177,599	$1,204,909	$487,727
Add (subtract):
Equity in (earnings) from less than 50% owned investees, net of distributions	12,343	3,637	9,157	15,030	1,295	(7,377)
Noncontrolling interests in earnings before income taxes	(84,526)	(105,656)	(115,595)	(155,315)	(136,634)	(33,762)
Fixed charges	46,778	42,132	51,487	53,132	57,167	35,064

Total	$534,191	$941,929	$678,554	$1,090,446	$1,126,737	$481,652
Fixed charges:
Interest expense	$10,616	$15,601	$28,238	$26,887	$29,681	$23,569
Portion of rental expense representative of interest factor*	36,162	26,531	23,249	26,245	27,486	11,495

Total fixed charges	$46,778	$42,132	$51,487	$53,132	$57,167	$35,064
Ratio of earnings to fixed charges	11.42x	22.36x	13.18x	20.52x	19.71x	13.74x

*
Considered to be representative of interest factor in rental expense.

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  Exhibit 12.1